September 24, 2018

VIA EDGAR
==========
Keith Gregory
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Mr. Gregory,
On July 30, 2018, Starboard Investment Trust (the "Trust" or the "Registrant") filed a registration statement under the Securities Act of 1933 on Form N-1A (the "Registration Statement") with respect to the Crow Point Small-Cap Growth Fund (the "Fund").  On September 7, 2018, you provided oral comments.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Greenberg Traurig LLP to make on behalf of the Registrant.
General:
Comment 1.	Please add the former name of the Fund below the new name on the cover page.

Response.	The Registrant has added the information requested.

Comment 2.	Please note that any comments given apply to all sections with similar disclosure throughout the Registration Statement.

Response.	The Registrant notes the comment.

Comment:	Please complete any missing or bracketed information in the Registration Statement, and include the completed fee table and expense example in correspondence. Please note that much of the information currently missing or bracketed would have been available when the 485(a) filing was made, so it should have been included in the 485(a) filing. Please file your correspondence responding to these comments no later than 5 days before the effectiveness of the 485(b) filing.

Response.	The Registrant has completed all missing or bracketed information. The items missing were largely items that come from the annual report to shareholders, which was not finalized until later the same day the 485(a) filing was made, so it would have been premature to include the information in the 485(a) filing. The Registrant will file this response letter no later than 5 days before the effectiveness of the 485(b) filing. Below is the completed fee table and expense example:

FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.
Shareholder Fees
(fees paid directly from your investment)
Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of the lesser of amount purchased or redeemed)	None
Redemption Fee (as a % of amount redeemed)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Institutional Class
Management Fees[1]	0.84%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	1.13%
Total Annual Fund Operating Expenses[1]	1.97%
Fee Waiver and/or Reimbursement[2]	(0.62)%
Net Annual Fund Operating Expenses	1.35%
1.  Restated to reflect current expenses.
2. The Crow Point Partners, LLC (the "Advisor") has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees in an amount that limits the Fund's annual operating expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor))) to not more than 1.35% of the average daily net assets of the Fund through September 30, 2019. The Expense Limitation Agreement may be terminated by the Board of Trustees of the Fund (the "Board" or the "Trustees"). The Advisor cannot recoup from the Fund any amounts paid by the Advisor under the Expense Limitation Agreement. Further, net annual operating expenses for the Fund may exceed those contemplated by the waiver due to acquired fund fees and other expenses that are not waived under the Expense Limitation Agreement.
Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and the Fund's operating expenses remain the same.  The Example includes the Fund's contractual expense limitation through September 30, 2019. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
	1 Year	3 Years	5 Years	10 Years
Institutional Class	$137	$558	$1,005	$2,246

Prospectus:
Summary
Comment 4.	Please include the parenthetical required by Form N-1A to the heading for "Annual Fund Operating Expenses" in the fee table.

Response.	The Registrant has added the requested disclosure to the heading for "Annual Fund Operating Expenses" in the fee table as shown in the response to Comment 3 above.

Comment 5.	In the introduction to the expense example, please add disclosure stating that the calculation of the expense example includes a fee waiver for the period for which it is currently contracted to continue.

Response.	The Registrant has added the requested disclosure to the expense example introductory paragraph as shown in the response to Comment 3 above.

Comment 6.	Some of the strategy disclosure in "Principal Investment Strategies" is not in plain English as required by Form N-1A and under Rule 421(d) under the Securities Act (see IM Guidance Update June 2014). Please review the disclosure and revise as needed to confirm it meets the plain English requirements, noting the following phrases in particular: "using risk adjusted metrics as a comparative baseline", "fundamental, bottom up research", and "stop loss thresholds of 20% or less."

Response.	The Registrant has revised the disclosure as requested.

The Fund intends to achieve its investment objective by investing primarily in a portfolio of common stocks of companies that the Fund's investment sub-advisor, Cold Creek Capital, Inc. (the "Sub-Advisor"), believes have above-average future growth potential relative to their peers~~, using risk adjusted metrics as a comparative baseline~~.

As a matter of investment policy, the Fund will invest, under normal circumstances, at least 80% of net assets in small cap companies (those with market capitalizations of less than $6 billion) traded on any United States stock exchange or over-the-counter market (the "Universe"). The Universe is not limited by industry segmentation or sector. The Fund may become concentrated in certain sectors from time to time. As of May 31, 2018, the Fund was principally invested in the consumer discretionary, health care, and information technology sectors.

The Sub-Advisor generally selects common stocks based on fundamental, bottom up research. The Sub-Advisor focuses on those companies it believes have strong business history and prospects for the future, marketable products that stand out in their respective markets, and proven and capable management teams. In fundamental, bottom-up investing, the analysis of a securitiy focuses on a specific company and its fundamentals, rather than on the industry in which that company operates or on the greater economy as a whole. Fundamental analysis is a method of evaluating a security in an attempt to assess its intrinsic value, by examining related economic, financial, and other qualitative and quantitative factors.

The Fund will utilize stop loss thresholds of 20% or less, except in cases where the Sub-Advisor feels the threshold has been breached due to abnormal market conditions unrelated in the longer term to the stock in question. A stop loss threshold is when the Fund's exposure to a security is reduced after reaching a certain threshold of cumulative losses (such as the 20% used by the Fund). The Sub-Advisor establishes target valuations that it believes constitute fair value given market conditions, and will generally sell Fund positions when those securities meet that target price range. As a result of its strategy, the Fund may have a relatively high level of portfolio turnover compared to other mutual funds, which may affect the Fund's performance due to higher transactions cots and higher taxes. Portfolio turnover will not be a limiting factor in making investment decisions.

Comment 7.	Please note that Item 4 should be a summary of Item 9. So please include more detail in Item 9 so that Item 4 is a summary.

Response.	The Registrant has expanded the disclosure in Item 9 to include more detail about the strategy.

Comment 8.	In the introductory paragraph to "Principal Risks of Investing in the Fund", please add the disclosure required by Item 4(b)(1)(iii) if applicable.

Response.	The Registrant has added the disclosure requested.

Comment 9.	In "Principal Risks of Investing in the Fund – Sector Risk", risks regarding a number of sectors is shown. Only sectors that are expected to be principal should be listed. Please revise the disclosure to only describe principal sectors.

Response.	The Registrant has removed reference to the sectors that were not principal to the Fund as of the end of the last fiscal year, and revised the strategy disclosure as shown in response to Comment 6 above to name any sectors that were principal as of the end of the fiscal year.

Comment 10.	Please consider including a range of market capitalizations for the companies in the Fund's portfolio as of a recent date.

Response.	While the Registrant believes the existing disclosure adequately informs shareholders of the target market capitalization of the Fund, the Registrant has added the suggested disclosure in Item 9 as follows:

As a matter of investment policy, the Fund will invest, under normal circumstances, at least 80% of its net assets in small cap companies (those with market capitalizations of less than $6 billion) in the Universe. The range of market capitalizations of the securities in the Fund's portfolio will change over time. As of May 31, 2018, the range of market capitalizations of the securities in the Fund's portfolio was $51 million to $8.6 billion. The Universe is not limited by industry segmentation or sector...

Additional Information About the Fund's Principal Investment Objective, Strategies and Risks

Comment 11.	Pursuant to instruction 7 of Item 9(b), please add disclosure regarding the Fund's high portfolio turnover to the strategy.

Response.	The Registrant has added the disclosure requested to the strategy as shown in response to Comment 6 above.

Comment 12.	In "Sector Risk", commodities and real estate are noted as principal sectors. Please revise the disclosure to discuss (i) how the Fund plans to invest in commodities, such as commodity-linked instruments and the related risks of those commodity investments and (ii) if the Fund will invest in REITs (if so, note if there will be any sub-prime exposure) or real estate operating companies and the related risks of those real estate investments.

Response.	The Registrant has revised the risk as discussed in response to Comment 9, so the commodity and real estate risks are no longer included because they are not principal strategies or risks of the Fund.

Redeeming Shares

Comment 13.	In accordance with Item 11(c)(7), please clarify whether the number of days in which the Fund typically expects to pay redemptions varies by payment type. If the number of days varies by method of payment, disclose the number of days or range of days that the Fund expects it will take to pay out redemption proceeds for each payment type.

Response.	The Registrant has revised the disclosure as follows:

It will take up to 7 days following the receipt of your redemption request to pay out redemption proceeds; however, the Fund typically expects that the payment of redemption proceeds will be initiated the next business day following the receipt of your redemption request regardless of the method of payment. ~~Your redemption proceeds normally will be sent to you within 7 days after receipt of your redemption request~~.

Comment 14.	Please revise the introduction to the "Redeeming Shares" section to more closely track the language of Section 22(e) of the 1940 Act issues the Fund may encounter in unloading or pricing its securities during an emergency.

Response.	The Registrant has revised the disclosure as follows:

The Fund may also suspend redemptions, as ~~if~~ permitted by the 1940 Act, (i) for any period during which the New York Stock Exchange is closed or trading on the New York Stock Exchange is restricted ~~by the Securities and Exchange Commission~~; (ii) for any period during which ~~the Securities and Exchange Commission declares that~~ an emergency exists as a result of which the Fund's disposal of its portfolio securities is not reasonably practicable, or it is not reasonably practicable for the Fund to fairly determine the value of its net assets, or (iii) for such ~~Redemptions may be suspended during~~ other periods as ~~permitted by~~ the Securities and Exchange Commission may by order permit for the protection of the Fund's shareholders.

SAI:

Comment 15.
In the second to last sentence of the first paragraph of "Lending of Portfolio Securities", the sentence should be revised to say: "Each loan of securities will be collateralized by cash, US government securities, or standby letters of credit not issued by the Fund's bank lending agent equivalent collateral."

Response.	The Registrant has revised the language as requested.

Comment 16.	In "Fundamental Investment Limitations", please add to the policy on concentration that the Fund will consider the investments of underlying investment companies when determining compliance with its own policy on concentration.

Response.	The Registrant has added this disclosure in the third paragraph following the additional investment restrictions.

Comment 17.	In "Codes of Ethics", it does not mention the distributor as having adopted a code of ethics and no code of ethics for the distributor has been filed as an exhibit to part C of the Registration Statement. Note that Item 17e of N-1A requires disclosure of whether the Fund's principal underwriter or distributor has adopted a code of ethics under Rule 17j-1 and whether such code permit the relevant personnel to invest in securities including those that may be held or purchased by the Fund. Please explain why no such disclosure is included.

Response.	The Registrant has revised the disclosure to include the distributor and will file the distributor's code of ethics with the amendment.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Cody

Tanya L. Cody